For period
ending
May 31,
2016


Exhibit 77C
File number
811-8765




Submission of Matters to a Vote of Security Holders:

A special meeting of shareholders of the registrant was held on April 21, 2016. At the meeting, shareholders voted on a proposal that the registrant be liquidated and dissolved pursuant to a Plan of Liquidation and Dissolution ("Plan of Liquidation"). The shares were voted as indicated below:






Shares voted
for:
Shares voted
against:
Shares
abstain:
To vote upon
the proposal
that the
registrant be
liquidated and
dissolved
pursuant to the
Plan of
Liquidation
32,314,712.270
1,733,474.386
462,540.000

The registrant is not aware of any broker non-votes. (Broker non-votes are shares held in street name for which the broker indicates that instructions have not been received from the beneficial owners or other persons entitled to vote and for which the broker does not have discretionary voting authority).









Managed High Yield Plus Fund